                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                              (AMENDMENT NO. 7)(1)

                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   20343H 10 6
                                 (CUSIP Number)

                              J. Fred Kingren, Esq.
                      Feld, Hyde, Wertheimer & Bryant, P.C.
                       2000 SouthBridge Parkway, Suite 500
                            Birmingham, Alabama 35209
                                 (205) 802-7575
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 General Update
             (Date of Event Which Requires Filing of this Statement)

         If the Reporting Person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Statement on Schedule 13D, and is filing this Statement on Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Statements on Schedule 13D filed in paper format shall include a signed original and five copies of the Statement on Schedule 13D, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 21 Pages)


--------
         (1) The remainder of this Cover Page shall be filled out for the Reporting Person's initial filing of this Statement on Schedule 13D with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior Cover Page.

         The information required on the remainder of this Cover Page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7            PAGE 2 OF 21 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Doris S. Corr


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                   7       SOLE VOTING POWER
SHARES                                      160,356 Shares

BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                                    151,362 Shares

EACH                        9       SOLE DISPOSITIVE POWER
REPORTING                                   160,356 Shares

PERSON                      10      SHARED DISPOSITIVE POWER
WITH                                        151,362 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         311,718 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7            PAGE 3 OF 21 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7            PAGE 4 OF 21 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryan A. Corr, Sr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                   7       SOLE VOTING POWER
SHARES                                      14 Shares

BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                                    192,191 Shares

EACH                        9       SOLE DISPOSITIVE POWER
REPORTING                                   14 Shares

PERSON                      10      SHARED DISPOSITIVE POWER
WITH                                        192,191 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         192,205 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7            PAGE 5 OF 21 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7            PAGE 6 OF 21 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tina M. Corr


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                   7       SOLE VOTING POWER
SHARES                                      None

BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                                    160,829 Shares

EACH                        9       SOLE DISPOSITIVE POWER
REPORTING                                   None

PERSON                      10      SHARED DISPOSITIVE POWER
WITH                                        160,829 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         160,829  Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7            PAGE 7 OF 21 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.3%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7            PAGE 8 OF 21 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joan M. Currier


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                   7       SOLE VOTING POWER
SHARES                                      None

BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                                    7,880 Shares

EACH                        9       SOLE DISPOSITIVE POWER
REPORTING                                   None

PERSON                      10      SHARED DISPOSITIVE POWER
WITH                                        7,880 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,880 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7            PAGE 9 OF 21 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 10 OF 21 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John David Currier, Sr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                   7       SOLE VOTING POWER
SHARES                                      None

BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                                    7,880 Shares

EACH                        9       SOLE DISPOSITIVE POWER
REPORTING                                   None

PERSON                      10      SHARED DISPOSITIVE POWER
WITH                                        7,880 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,880 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 11 OF 21 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 12 OF 21 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Christy C. Chandler


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


NUMBER OF                   7       SOLE VOTING POWER
SHARES                                      10,454 Shares

BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                                    None

EACH                        9       SOLE DISPOSITIVE POWER
REPORTING                                   10,454 Shares

PERSON                      10      SHARED DISPOSITIVE POWER
WITH                                        None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,454 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 13 OF 21 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 14 OF 21 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John David Currier, Jr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                   7       SOLE VOTING POWER
SHARES                                      10,454 Shares

BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                                    None

EACH                        9       SOLE DISPOSITIVE POWER
REPORTING                                   10,454 Shares

PERSON                      10      SHARED DISPOSITIVE POWER
WITH                                        None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,454 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 15 OF 21 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 16 OF 21 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Alabama



NUMBER OF                   7       SOLE VOTING POWER
SHARES                                      None

BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                                    120,000 Shares

EACH                        9       SOLE DISPOSITIVE POWER
REPORTING                                   None

PERSON                      10      SHARED DISPOSITIVE POWER
WITH                                        120,000 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         120,000 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 17 OF 21 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5%


14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 18 OF 21 PAGES


INTRODUCTORY NOTE


         This Amendment No. 7 to Statement on Schedule 13D (this "Amendment No. 7") is filed with the Securities and Exchange Commission ("SEC") by Doris S. Corr, Bryan A. Corr, Sr., Tina M. Corr, Joan M. Currier, John David Currier, Sr., Christy C. Chandler (f/k/a Christina M. Currier), John David Currier, Jr. and Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.), as joint filers (individually, a "Reporting Person", and, collectively, the "Reporting Persons"), with respect to the shares of the Common Stock, par value $ .10 per share ("Common Stock"), of Community Bancshares, Inc., a Delaware corporation (the "Issuer").

         This Amendment No. 7 amends Items 2, 4, 5 and 6 of the Statement on
Schedule 13D filed by R. C. Corr, Jr. and each of the Reporting Persons, except John David Currier, Jr., as joint filers, on November 3, 1998 (the "Original Filing"), and Amendment Nos. 1, 2, 3, 4, 5 and 6 thereto filed by R. C. Corr, Jr., certain of the Reporting Persons, and certain other persons, as joint filers, on December 31, 1998, March 22, 1999, March 17, 2000, March 12, 2002,
May 23, 2002 and June 18, 2002, respectively. R.C. Corr, Jr., who was included as a Reporting Person in the Original Filing and Amendment Nos. 1, 2 and 3 thereto, died on June 22, 2001. All of the shares of Common Stock owned by R.C. Corr, Jr. on the date of his death are now owned by his widow, Doris S. Corr. John David Currier, Jr. was not included as a Reporting Person in the Original Filing and Amendment Nos. 1, 2 and 3 thereto because all of the shares of Common Stock reflected herein as owned by John David Currier, Jr. outright were previously reflected in those filings as being beneficially owned by Doris S. Corr and Joan M. Currier, as co-custodians for John David Currier, Jr.

         The Reporting Persons are filing this Amendment No. 7 because they may be deemed a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group other than the group which has been previously reported and is now comprised of Doris S. Corr, Bryan A. Corr, Sr., Tina M. Corr, Joan M. Currier, John David Currier, Sr., Christy C. Chandler, John David Currier, Jr. and Corr, Inc. Neither the filing of this Amendment No. 7 nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that any other group exists.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By executing this Amendment No. 7, each of the Reporting Persons agrees that this Amendment No. 7 is filed on behalf of such Reporting Person.

ITEM 2.  IDENTITY AND BACKGROUND.

         Certain information with respect to each of the Reporting Persons is set forth on Schedule I, which is attached hereto and incorporated herein by reference. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the Reporting Persons, with the exception of Corr, Inc., is a citizen of the United States of America. Corr, Inc. is an Alabama corporation.

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 19 OF 21 PAGES


ITEM 4.  PURPOSE OF TRANSACTION.

         As previously reported, the Issuer and certain of the Reporting Persons are parties to multiple lawsuits* regarding the Issuer and its principal subsidiary, Community Bank (the "Bank"). In connection with the Issuer's apparent efforts to settle certain litigation to which it is currently a party, the Reporting Persons have entered into discussions with representatives of the Issuer regarding the potential settlement of all litigation to which they, the Issuer and the Bank are parties. Although the outcome of these discussions is uncertain, and no settlement agreements have been entered into, the resolution of this litigation may include the redemption by the Issuer of its preferred share purchase rights issued under the Rights Plan adopted by the Issuer on January 7, 1999 (the "Rights Plan") and certain changes in the present Boards of Directors and management of the Issuer and the Bank.

         One of the lawsuits previously disclosed by the Issuer and certain of the Reporting Persons now styled Doris Corr, individually and as Personal Representative of the Estate of R.C. Corr, Jr. v. Hugh Don Camp, Sr., Don T. Camp, Community Bancshares, Inc., Kennon R. Patterson, Sr., Denny G. Kelly, Bishop K. Walker, et al., Civil Action No. CV-00-260-OHJ, was filed in the Circuit Court of Blount County, Alabama in October 2000. In this lawsuit, the plaintiffs, which include certain of the Reporting Persons, allege that the defendants consisting of Hugh Don Camp, Sr., Don T. Camp, the Issuer, its principal subsidiary and certain of its officers and Directors, breached or induced Hugh Don Camp, Sr. to breach a contract between him and the plaintiffs for the purchase by the plaintiff of 100,000 shares of Common Stock of the Issuer then owned by him (the "Camp Shares"), and that the Defendants entered into an illegal conspiracy to tortiously interfere with such contract. On September 16, 2002, the plaintiffs filed a proof of claim in the amount of $938,350 in the Chapter 11 bankruptcy proceeding filed by Hugh Don Camp, Sr., Case No. 01-06844-TBB-11, in the United States Bankruptcy Court for the Northern District of Alabama, Southern Division (the "Bankruptcy Court"). Pursuant to the Bankruptcy Court's Order dated January 17, 2003, Don T. Camp transferred to the Bankruptcy Estate of Hugh Don Camp, Sr. (the "Bankruptcy Estate") the Camp Shares, together with 507 additional shares of the Issuer's Common Stock (collectively, the "Bankruptcy Estate Shares"). The Trustee of the Bankruptcy Estate subsequently contacted the Reporting Persons to inquire whether they would be interested in purchasing the Bankruptcy Estate Shares. The Reporting Persons may have an interest in purchasing the Bankruptcy Estate Shares, but are unable to pursue discussions with the Trustee of the Bankruptcy Estate. They are unable to do so inasmuch as the Issuer has not redeemed its preferred share purchase rights issued under its Rights Plan or confirmed to the Reporting Persons that they are no longer part of a group of the Issuer's stockholders that has been designated by the Issuer as an "adverse person" under the Rights Plan.

         Except as described in this Item 4, none of the Reporting Persons has any plans or proposals as of the date hereof that relate to, or would result in,
(i) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present Board or management of the Issuer, including any plans

--------------------------

* These lawsuits include (i) Estate of R. C. Corr, Jr.; Doris S. Corr; Bryan A. Corr, Sr.; Tina M. Corr; Joan M. Currier; John David Currier; and Corr, Inc. f/k/a Oneonta Telephone Company, Inc. v. Kennon R. Patterson, Sr.; Kennon
R. Patterson, Jr.; Glynn Debter; Stacey Mann; Merritt Robbins; Bishop K. Walker, Jr.; Roy B. Jackson; Loy McGruder; Robert O. Summerford; Denny G. Kelly; Jimmie Trotter; John J. Lewis, Jr.; Hodge Patterson; Edward Ferguson; Community Bancshares, Inc.; Community Bank, Inc., et al., Civil Action No. CV-00-216-OHJ, filed on September 14, 2000, in the Circuit Court of Blount County, Alabama;
(ii) Doris Corr, individually and as Personal Representative of the Estate of R.C. Corr, Jr. v. Hugh Don Camp, Sr., Don T. Camp, Community Bancshares, Inc., Kennon R. Patterson, Sr., Denny G. Kelly, Bishop K. Walker, et al., Civil Action No. CV-00-260-OHJ, filed on October 13, 2000, in the Circuit Court of Blount County, Alabama; and (iii) Community Bancshares, Inc. and Community Bank v. Bryan A. Corr, Sr., Doris S. Corr, individually and as Executrix of the Estate of R.C. Corr, Jr., deceased, Tina M. Corr, Corr, Inc. f/k/a Oneonta Telephone Company, Inc., George Melvin Barnett, Michael A. Bean, Michael W. Alred, R. Wayne Washam, M. Lewis Benson, Doris E. Benson, John M. Packard, Jr., and Andy Mann, Civil Action No. CV-01-N-2835-S, filed on November 6, 2001, in the United States District Court for the Northern District of Alabama, Southern Division.

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 20 OF 21 PAGES


or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 (g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated in clauses
(i) through (ix) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) The Reporting Persons beneficially own an aggregate of 381,349 shares of Common Stock, constituting approximately 7.9% of the shares of Common Stock reported by the Issuer as being outstanding on June 9, 2003. Schedule II, which is attached hereto and incorporated herein by reference, sets forth certain information with respect to the shares of Common Stock owned by each Reporting Person and the power of each Reporting Person to vote or to dispose of the shares of Common Stock owned by such Reporting Person. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons except to the extent reflected in the notes to Schedule II.

         (c)    Not applicable.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) to which any of the Reporting Persons is a party with respect to any shares of Common Stock, except those discussed in Items 4 and 5 of this Amendment No. 7, which discussions are hereby incorporated herein by reference.


                            -------------------------

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 7           PAGE 21 OF 21 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the Reporting Persons does hereby certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated:   July 31, 2003.


                                                    DORIS S. CORR
                                    --------------------------------------------
                                                    Doris S. Corr


                                                 BRYAN A. CORR, SR.
                                    --------------------------------------------
                                                 Bryan A. Corr, Sr.


                                                    TINA M. CORR
                                    --------------------------------------------
                                                    Tina M. Corr


                                                   JOAN M. CURRIER
                                    --------------------------------------------
                                                   Joan M. Currier


                                               JOHN DAVID CURRIER, SR.
                                    --------------------------------------------
                                               John David Currier, Sr.


                                                 CHRISTY C. CHANDLER
                                    --------------------------------------------
                                                 Christy C. Chandler


                                               JOHN DAVID CURRIER, JR.
                                    --------------------------------------------
                                               John David Currier, Jr.


                                                     CORR, INC.
                                       (f/k/a Oneonta Telephone Company, Inc.)


                                    By:             BRYAN A. CORR, SR.
                                       -----------------------------------------
                                                    Bryan A. Corr, Sr.
                                                    Its President and
                                                 Chief Executive Officer

                                   SCHEDULE I

                    INFORMATION RELATING TO REPORTING PERSONS


                                                                                      Principal Business Address
                                                                                            of Corporation
                                                                                          or Organization in
Name and Business                                 Present Principal                        Which Principal
or Residence Address of                             Occupation of                      Occupation of Reporting
Reporting Person                                  Reporting Person                        Person is Conducted
-----------------------                           -----------------                   ---------------------------
  Doris S. Corr (1)                           Vice President, Secretary,                600 Third Avenue East
600 Third Avenue East                         Treasurer and a Director -                Oneonta, Alabama 35121
Oneonta, Alabama 35121                              Corr, Inc. (4)

Bryan A. Corr, Sr. (1) (2)               President, Chief Executive Officer,            600 Third Avenue East
  600 Third Avenue East                            and a Director -                     Oneonta, Alabama 35121
 Oneonta, Alabama 35121                             Corr, Inc. (4)
                                               Employee - Corr Wireless
                                               Communications, LLC (5)

  Tina M. Corr (2)                            Director - Corr, Inc. (4)                 600 Third Avenue East
600 Third Avenue East                          Employee - Corr Wireless                 Oneonta, Alabama 35121
Oneonta, Alabama 35121                         Communications, LLC (5)

Joan M. Currier (1)(3)                   President, Secretary, Treasurer, a            100 Fourth Avenue West
100 Fourth Avenue West                        Director and an Employee -                Oneonta, Alabama 35121
Oneonta, Alabama 35121                       Comfort Lifestyles, Inc. (6)

John David Currier, Sr. (3)               President, Secretary, Treasurer, a            100 Fourth Avenue West
100 Fourth Avenue West                        Director and an Employee -                Oneonta, Alabama 35121
Oneonta, Alabama 35121                    Currier Asset Management, Inc. (7)

Christy C. Chandler (3)                     Employee - Shelby County Board             5640 Cahaba Valley Road
100 Fourth Avenue West                               of Education                     Birmingham, Alabama 35242
Oneonta, Alabama 35121

John David Currier, Jr. (3)                      Full-time student -                      Foy Student Union
100 Fourth Avenue West                            Auburn University                     Auburn, Alabama 36830
 Oneonta, Alabama 35121

    Corr, Inc.                                           (4)                            600 Third Avenue East
(f/k/a Oneonta Telephone                                                                Oneonta, Alabama 35121
   Company, Inc.)
600 Third Avenue East
Oneonta, Alabama 35121


------------------------

(1) Bryan A. Corr, Sr. and Joan M. Currier are the children of R. C. Corr, Jr., who died on June 22, 2001, and Doris S. Corr.

(2)      Bryan A. Corr, Sr. and Tina M. Corr are spouses.

(3) Joan M. Currier and John David Currier, Sr. are spouses. Christy C. Chandler and John David Currier, Jr. are the children of Joan M. Currier and John David Currier, Sr.

(4) All of the outstanding shares of Corr, Inc., an Alabama corporation (f/k/a Oneonta Telephone Company, Inc.), are held by (i) Doris S. Corr, individually and as Trustee of the Marital Trust created under the Richard C. Corr, Jr. Management Trust dated May 15, 2000, (ii) Bryan A. Corr, Sr., individually and as Trustee of the Marital Trust created under the Richard C. Corr, Jr. Management Trust dated May 15, 2000, and
         (iii) Tina M. Corr. Doris S. Corr, Bryan A. Corr, Sr. and Tina M. Corr serve Corr, Inc. in the positions indicated in this Schedule I. Corr, Inc. has no other officers or Directors. Corr, Inc. is the holding company of CWC (as hereinafter defined).

(5) Corr Wireless Communications, LLC ("CWC"), an Alabama limited liability company (f/k/a North Alabama Cellular, LLC and CorrComm, LLC), is a wholly owned subsidiary of Corr, Inc. The principal business of CWC is operating, acquiring, constructing and disposing of cellular telephone systems in north Alabama.

(6) The principal business of Comfort Lifestyles, Inc. is the operation of a domiciliary in Oneonta, Alabama.

(7) The principal business of Currier Asset Management, Inc. is the operation of a golf course located in Oneonta, Alabama.

                                   SCHEDULE II

                 INFORMATION RELATING TO BENEFICIAL OWNERSHIP OF
                      SHARES OF COMMON STOCK OF THE ISSUER
                            BY THE REPORTING PERSONS



                                               Number and
                                             Percentage of                 Number of Shares of         Number of Shares of
                                               Shares of                    Common Stock With           Common Stock With
                                              Common Stock                 Respect to Which the        Respect to Which the
                                           Beneficially Owned              Reporting Person Has        Reporting Person Has
           Name of                   ------------------------------           Sole Voting and            Shared Voting and
       Reporting Person                 Number         Percentage(1)         Dispositive Power           Dispositive Power
       -----------------             -------------     ------------        --------------------        --------------------
        Doris S. Corr                 311,718(2)(3)        6.5%                    160,356                     151,362

      Bryan A. Corr, Sr.              192,205(4)           4.0%                         14                     192,191

         Tina M. Corr                 160,829(5)           3.3%                         --                     160,829

       Joan M. Currier                  7,880(6)             *                          --                       7,880

   John David Currier, Sr.              7,880(7)             *                          --                       7,880

     Christy C. Chandler               10,454                *                      10,454                          --

   John David Currier, Jr.             10,454                *                      10,454                          --

          Corr, Inc.                  120,000              2.5%                         --                     120,000
   (f/k/a Oneonta Telephone
        Company, Inc.)

Doris S. Corr, Bryan A. Corr,         381,349              7.9%                    181,278                     200,071
  Sr., Tina M. Corr, Joan M.
 Currier, John David Currier,
Sr., Christy C. Chandler, John
 David Currier, Jr. and Corr,
       Inc. as a Group


-------------------

(1) Percentages are determined on the basis of 4,806,553 shares of Common Stock reported by the Issuer as being outstanding on June 9, 2003.

(2) Includes (i) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor granddaughter, Lauren M. Corr, (ii) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor granddaughter, Kelly
         B. Corr, (iii) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor grandson, Bryan A. Corr, Jr., and (iv) 120,000 shares held by Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.).

(3) Does not include the Camp Shares discussed in Item 4 of this Amendment No. 7, which discussion is hereby incorporated herein by reference. All of the Camp Shares were to have been held of record by R.C. Corr, Jr. and Doris S. Corr, as joint tenants with right of survivorship, but Doris S. Corr, individually and as personal representative of the Estate of R.C. Corr, Jr., does not beneficially own any of such shares of Common Stock presently.

(4) Includes (i) 40,829 shares held with Tina M. Corr as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-custodian with Doris S. Corr for his minor daughter, Lauren M. Corr, (iii) 10,454 shares held as Co-custodian with Doris S. Corr for his minor daughter, Kelly B. Corr, (iv) 10,454 shares held as Co-custodian with Doris S. Corr for his minor son, Bryan A. Corr, Jr., and (v) 120,000 shares held by Corr, Inc.

(5) Includes (i) 40,829 shares held with Bryan A. Corr, Sr. as a joint tenant with right of survivorship and (ii) 120,000 shares held by Corr, Inc.

(6) Held with John David Currier, Sr. as a joint tenant with right of survivorship.

(7)      Held with Joan M. Currier as a joint tenant with right of survivorship.


* Less than 1%.


                                      II-2